Exhibit 3.55

FORM OF FIRST AMENDMENT

TO

PARTNERSHIP AGREEMENT DATED AS OF MAY 18, 1981

THIS AMENDMENT DATED AS OF JUNE 30, 1981

THIS FIRST AMENDMENT made and entered into by and between VORWERK USA, INC., a Georgia corporation, and PLAXICON, INC., a California corporation, (collectively referred to herein as the “Partners”), in order to clarify Sections 11.1.2 and 12.2 of that certain Partnership Agreement dated as of May 18, 1981 (hereinafter called the “Agreement”);

The Partners hereby amend the Agreement as follows:

Section 11.1.2 of the Agreement is stricken in its entirety and the following inserted in lieu thereof:

11.1.2 The term “capital account” when used in respect of any Partner shall mean the amount of the capital contribution of such Partner, increased by (i) the amount of all additional contributions to the capital of the Partnership made by such Partner, (ii) the amount of all net income allocated to such Partner pursuant to Section 11.2, and (iii) the amount of any gain allocated to such Partner pursuant to Section 21.3, and decreased by (a) the amount of all net losses allocated to such Partner pursuant to Section 11.2, (b) the amount of all Cash Flow and Distributable Profit distributed to such Partner pursuant to Section 12.2, and (c) the amount of any loss charged to the account of said Partner pursuant to Section 21.4.

Except as hereinabove set forth, the Partnership Agreement dated as of May 18, 1981, shall remain otherwise in full force and effect until Dissolution and Termination of the Partnership in accordance with the terms thereof. Likewise, this Amendment shall remain in full force and effect until said dissolution and termination.

IN WITNESS WHEREOF, the parties, who are the Partners, have hereunto executed this Amendment as of the date first above written.

PARTNER:		PARTNER:

VORWERK USA, INC.		PLAXICON, INC.

BY:		BY:	/s/ Illegible
TITLE:		TITLE:	President

ATTEST:	/s/ Illegible	ATTEST:	/s/ Illegible
	Secretary		Secretary